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                                                                       EXHIBIT 5

PCD Investments, LLC
1871 Folsom Street, Suite 106
Boulder, CO 80302
Tel    (303) 526-7636
Fax    (303) 526-2825

                                                     March 5, 2002


Eugene J. Fischer
PLANETCAD INC.
2520 55th Street, Suite 200
Boulder, Colorado  80301

         Re:      Letter Dated March 1, 2002

Dear Mr. Fischer:

         This is in response to your letter dated March 1, 2002. We are disappointed PlanetCAD's Board of Directors could not make time last week to meet with us. As previously communicated to you, and as I confirmed yesterday to Mr. Hushbeck, due to prior commitments, we are unavailable to meet with the Board on March 6.

         We are not confident that the Board has the appropriate sense of urgency regarding the company's future, or is best-suited to increase shareholder value. As a result, we believe the company would benefit from a change in the Board's composition so that the company has the additional leadership required to produce increased shareholder value. To that end, we will likely be proposing the nomination of certain persons for election to the Board.

         We also believe that it is not in the shareholders' best interests for PlanetCAD to adopt defensive mechanisms and will oppose any effort to do so. In the meantime, I trust that the Board will evaluate our proposals for a transaction with the company at your upcoming meeting.


                                             Sincerely,


                                             /s/ Gary M. Jacobs
                                             Gary M. Jacobs
                                             Managing Director